Exhibit 99.5

October 31, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

THIRD QUARTER 2018 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE American: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s three and nine months ended September 30, 2018. The full version of the Company’s unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with International Financial Reporting Standards ("IFRS"), except as noted in the Non-GAAP Measures section of the MD&A. All dollar amounts are expressed in US dollars (“USD” or “$”), unless otherwise noted.

“Our revenues for the third quarter of 2018 were down compared to the same quarter last year due primarily to lower metal prices, lower production levels, and a large shipment of concentrate which could not be shipped until just after the end of quarter cut-off”, stated Jim Bannantine, President and CEO. “These factors combined with higher cash costs at our Guanajuato Mine Complex in Mexico, higher corporate development costs, and the ramp up of Coricancha project costs, which we are expensing as opposed to capitalizing, accounted for a loss per share of $0.02 in the third quarter. Despite the current metal price environment, we are using our strong balance sheet to set a foundation for growth in 2019 by advancing our Coricancha project and advancing the close of the recently announced friendly acquisition of Beadell Resources Limited. These strategic initiatives represent transformational changes which will see Great Panther evolve into a leading emerging intermediate and growth-oriented Latin American focused precious metals producer.”

1

OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2018	Q3 2017	Change	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change
OPERATING RESULTS
Tonnes milled	92,920	94,080	-1%	284,958	275,313	4%
Silver equivalent ounces (“Ag eq oz”) produced [1]	1,023,128	1,080,483	-5%	3,219,182	2,912,959	11%
Silver ounces produced	448,840	532,803	-16%	1,419,712	1,468,467	-3%
Gold ounces produced	4,737	5,848	-19%	16,060	16,570	-3%
Payable silver ounces	402,150	552,218	-27%	1,358,418	1,421,624	-4%
Ag eq oz sold [1]	847,317	1,082,451	-22%	2,983,077	2,755,492	8%
Cost per tonne milled [2]	$128	$116	10%	$123	$103	19%
Cash cost[2]	$12.79	$5.82	120%	$8.45	$5.21	62%
Cash cost per Ag eq oz [2]	$13.56	$12.37	10%	$12.55	$11.71	7%
All in Sustaining Cost ("AISC") [2]	$19.74	$13.75	44%	$15.48	$15.60	-1%
AISC per Ag eq oz2	$16.86	$16.42	3%	$15.75	$17.06	-8%

(in thousands, except per ounce, per share, and exchange rate figures)	Q3 2018	Q3 2017	Change	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change
FINANCIAL RESULTS
Revenue	$11,691	$18,260	-36%	$45,787	$46,362	-1%
Mine operating earnings before non-cash items [2]	$667	$6,168	-89%	$10,003	$17,032	-41%
Mine operating earnings	$57	$4,806	-99%	$6,979	$13,934	-50%
Net income (loss)	$(3,642)	$(666)	-447%	$(6,504)	$3,208	-303%
Adjusted EBITDA [2]	$(3,679)	$1,482	-348%	$(3,128)	$5,105	-161%
Operating cash flow before changes in non-cash net working capital	$(2,527)	$2,425	-204%	$(2,945)	$5,751	-151%
Cash and short-term deposits at end of period	$57,936	$55,489	4%	$57,936	$55,489	4%
Net working capital at end of period	$65,020	$63,627	2%	$65,020	$63,627	2%
Average realized silver price per oz [3]	$14.45	$16.99	-15%	$15.81	$17.19	-8%
Average realized gold price per oz [3]	$1,186	$1,317	-10%	$1,286	$1,290	0%
Earnings (loss) per share - basic and diluted	$(0.02)	$(0.00)	-200%	$(0.04)	$0.02	-300%
MXN/USD	18.99	17.82	7%	19.04	18.92	1%

1  Silver equivalent ounces are referred to throughout this document. For 2018, Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018, and they were applied retroactively effective January 1, 2018. As a result, the metrics in silver equivalent ounces for the first and second quarters of 2018 have been restated. Comparatively, Ag eq oz for 2017 are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2017.

2   The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. The computation of cash cost per Ag eq oz reflects actual realized prices for the by-products. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

3  Average realized silver and gold prices are prior to smelting and refining charges.

2

REVIEW OF FINANCIAL RESULTS OF THE THIRD QUARTER OF 2018

Revenue decreased by $6.6 million or 36% compared to the third quarter of 2017. This was primarily attributable to a decrease in metal sales volumes ($5.2 million effect) and a decrease in realized metal prices ($2.2 million effect). The decrease in metal sales is attributed to a large concentrate shipment that could not be shipped until just after the end of quarter cut-off for revenue recognition, and lower production of silver and gold. These factors were partly offset by a $0.8 million decrease in smelting and refining charges (which are netted against revenue) due to more favourable revenue contract terms with customers for 2018. The Company’s average realized silver price for the third quarter of 2018 was $14.45/oz compared to $16.99/oz during the third quarter of 2017, and the average realized gold price for the third quarter of 2018 was $1,186/oz compared to $1,317/oz during the third quarter of 2017.

Production costs decreased $1.1 million or 9% compared to the third quarter of 2017. This was mainly due to a decrease in metal sales volume ($2.6 million effect) and a weakening of the Mexican Peso (“MXN”) to the USD which had the impact of decreasing production costs in USD terms ($0.6 million effect). These factors were partly offset by an increase in MXN denominated costs as a result of mining narrower veins at Guanajuato Mine Complex (“GMC”), which requires more waste material to be mined, along with minor rate increases for mining contractors (together a $2.1 million effect). During the third quarter of 2018, the Company undertook a restructuring at GMC to reduce costs and mitigate the impact of lower metal prices.

Mine operating earnings before non-cash items decreased by $5.5 million relative to the third quarter of 2017 as the $6.6 million decrease in revenue exceeded the $1.1 million decrease in production costs.

Amortization and depletion decreased by $0.8 million mainly due to the increase in the estimated useful life of GMC based on the mineral resource estimate update announced earlier in the year.

General and administrative (“G&A”) expenses were 45% lower compared to the same period in 2017 mainly due to non-recurring expenses incurred in the comparative period related to strategic changes and initiatives to position the Company for future growth and development. These included expenses related to CEO succession, other management changes and implementation of long-term incentive programs.

Exploration, evaluation and development expenses (“EE&D”) increased $0.7 million or 26% compared to the same period in 2017, mainly due to a $0.7 million higher corporate development expenditures for the evaluation and negotiation of acquisition opportunities mainly related to the recently announced agreement to acquire Beadell Resources Limited (“Beadell”), and a $0.2 million increase in Topia exploration expenses. Coricancha related project expenses in EE&D also increased to $1.7 million in the third quarter of 2018 (compared to $1.5 million in the third quarter of 2017) as the Company ramped up project costs associated with its Bulk Sample Program. The Company will continue to expense project costs and ongoing care and maintenance associated with Coricancha until such time a formal decision is made to restart the mine. These were partly offset by a $0.4 million decrease in exploration drilling expenditures at GMC.

The costs of undertaking the closure plan (and any approved amendments) for the Coricancha legacy tailings are subject to an agreement with the prior owner of Coricancha to reimburse the Company for these costs (refer to the Company’s press release dated July 3, 2017 for further details of this agreement). The Company has previously received full reimbursement of costs incurred. Furthermore, all permits are in place to restart Coricancha and the status of a decision from the MEM to modify the closure plan does not affect the permitting of the mine.

3

Finance and other income (expense) primarily include interest income or expense and foreign exchange gains and losses. During the third quarter of 2018, the Company recorded a foreign exchange gain of $0.8 million due to the strengthening of the MXN to the USD compared to the second quarter of 2018 while a foreign exchange gain of $0.1 million was recorded in the third quarter of 2017. The foreign exchange gains and losses recorded in both periods were primarily a result of forward contracts to purchase MXN to fund operating expenditures in Mexico, and to a lesser extent, the translation of foreign currency denominated balances into USD. The Company also recorded an adjustment to reduce accretion expense in the amount of $0.3 million related to the Coricancha reclamation and remediation provision and reimbursement rights associated with the legacy tailings.

The $5.2 million decrease in adjusted EBITDA largely reflects a $5.5 million decrease in mine operating earnings before non-cash items, and a $0.6 million increase in EE&D expenses before non-cash items (such as non-cash share based compensation and changes in estimates of reclamation provisions) and a $0.2 million decrease in other income. These factors were partly offset by a $1.1 million decrease in G&A expenses before non-cash items.

Refer to the Company’s MD&A for the three and nine months ended September 30, 2018 for more details of the financial results.

CASH COST AND ALL-IN SUSTAINING COSTS

The lower production of silver and gold from GMC resulted from variability of the resource which, in turn, resulted in lower grades and the mining of narrower than planned vein widths. To a lesser extent, production also declined from steps taken to reduce mining from less economic areas of the mine in order to lower costs and mitigate the impact of lower metal prices. These restructuring steps included personnel reductions and other measures to reduce operating costs and overheads, however, the impact of these measures will largely be realized after the third quarter.

Cash cost per silver payable ounce (“cash cost”) for the third quarter of 2018 increased over the third quarter of 2017 primarily due to an increase in unit costs at GMC for the factors noted in the above paragraph as well as a decrease in by-product credits (lower gold sales volume and reduced silver payable ounces driven by lower grades and a concentrate shipment which could not be shipped until just after the end of quarter cut-off). The lower gold by-product production and sales increased cash cost by $3.48 per oz and lower by-product metal prices accounted for a further $2.06 per oz increase. Higher MXN denominated production costs and lower payable silver volumes also increased cash cost by $0.74 per oz and $3.51 per oz, respectively. These factors were partly offset by lower smelting and refining charges ($1.51 per oz effect) and weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.31 per oz.

During the third quarter of 2018, AISC increased from the third quarter of 2017 primarily due to the increase in cash cost discussed above ($6.97 per oz effect), as well as a decrease in payable silver ounces which had the effect of further increasing AISC by $2.96 per oz. These were partly offset by lower G&A expenses ($2.79 per oz effect), and lower sustaining EE&D expenses and capital expenditures (together, a $1.15 per oz effect).

Refer to the Company’s MD&A for the three and nine months ended September 30, 2018, for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

4

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT SEPTEMBER 30, 2018

At September 30, 2018, the Company had cash and short-term deposits of $57.9 million, compared to $56.9 million at December 31, 2017, and no long-term debt.

Cash and short-term deposits increased by $1.0 million in the first nine months of 2018 primarily due to $2.2 million of cash generated by operating activities and $0.3 million in proceeds from the exercise of stock options. These factors were partly offset by $1.5 million in additions to plant and equipment.

Net working capital was $65.0 million as at September 30, 2018, a decrease of $0.9 million from the start of the year. The decrease was predominantly due to cash outflows from operating activities (before changes in non-cash working capital) of $2.9 million, capital expenditures of $1.5 million, income taxes paid of $0.5 million, and an adjustment of $0.2 million of receivables for Coricancha from Nyrstar as a result of a change in estimate of the reclamation and remediation provision for the legacy tailings. These factors were partly offset by the reclassification of $2.2 million of current portion of reclamation and remediation provision at Coricancha to long term as the reclamation work on the legacy tailings originally scheduled to commence in 2018 has been deferred to 2019 and 2020 (the Company has an agreement with the previous owner of Coricancha for the reimbursement of costs to execute the reclamation activities up to an agreed maximum). A Peruvian VAT refund of $1.2 million, foreign exchange gains of $0.6 million, and a $0.3 million of stock option exercise proceeds also contributed to this partial offset.

OUTLOOK

Despite the restructuring at GMC late in the third quarter to reduce mining from less economic areas of the mine in order to mitigate the impact of lower metal prices, the Company is increasing its 2018 production guidance for an improvement in the gold to silver ratio (refer to footnote below) and an increase in output from more economic areas of the mine (and those with higher geological confidence) that will partly make up for areas which have been removed from the mine plan. In addition, the Company has undertaken other cost reduction measures which will largely be realized in subsequent periods.

Although the Company expects a decline in cash cost in the fourth quarter from levels in the third quarter, lower by-product metal prices will continue to have a significant negative effect on cash cost. As noted, lower gold prices had a $2.3 million impact on cash cost in the third quarter of 2018.

As a result, cash cost and AISC are expected to be above the previously issued guidance range for 2018 (but lower than the actuals for the nine months ended September 30, 2018).

5

Production and cash cost guidance	Nine months ended September 30, 2018	Revised FY 2018 Guidance	Previous FY 2018 Guidance	FY 2017 Actual
Total silver equivalent ounces	[1]3,219,182	[1]4,100,000 – 4,200,000	[2]4,000,000 – 4,100,000	[3] 3,978,731
Cash cost[4]	$ 8.45	$ 7.20 – $ 8.20	$ 5.00 – 6.50	$ 5.76
AISC[4]	$ 15.48	$ 14.50 – 15.50	$ 12.50 –14.50	$ 15.07

It is cautioned that cash cost and AISC are very sensitive to the MXN foreign exchange rate and metal prices through the computation of by-product credits.

The Company’s previously issued guidance for capital expenditures and EE&D expenses for the year ended December 31, 2018 is shown in the table below. The Company now expects to be below guidance on both measures.

Capex and EE&D expense guidance (in millions of US dollars)	Nine months ended September 30, 2018	Revised FY 2018 Guidance	Previous FY 2018 Guidance	FY 2017 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with Coricancha	$ 1.4	$ 2.0 – $ 2.5	$ 2.5 – $ 3.5	$ 4.4
EE&D - operating mines (excluding Coricancha)	$ 3.0	$ 4.0 – $ 4.5	$ 5.0 – $ 6.0	$ 5.2

The focus for the remainder of 2018 for the Company’s Mexican operations will be on achieving production efficiencies at Guanajuato and San Ignacio, and increasing the proportion of ore from San Ignacio as the Guanajuato Mine is optimized for profitability in a low metal price environment.

The Company will continue advancing the Coricancha Mine Complex in Peru to set a platform for production growth in 2019 and 2020. The BSP at Coricancha continues to advance on schedule following the announcement in May 2018 of the positive PEA which confirmed the potential for three million Ag eq oz of annual production. The Company expects to be able to make a decision in early 2019 on whether to commence the restart of Coricancha.

The agreement to acquire Beadell announced in September is subject to customary closing conditions, including shareholder votes for both Beadell and Great Panther, Australian court approval and TSX approval for Beadell and Great Panther, respectively, with the transaction expected to be completed in early 2019. Details of the transaction can be found in the September 23, 2018 press release and presentation which is available on the respective company websites. To date, the support of several key Beadell shareholders in respect of the transaction has been obtained as well as consents from Beadell’s senior lenders in Brazil.

Based on current cash flow forecasts, the Company expects its cash and net working capital will be sufficient to fund the closing and integration of the acquisition of Beadell, fund Beadell’s capital and debt service needs, and fund the restart of Coricancha should the Company make a positive decision to restart the mine.

[1]	For the nine months ended September 30, 2018 and the Revised FY 2018 Guidance, Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	For the Previous FY 2018 Guidance, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[3]	For the FY 2017 Actual, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[4]	Cash cost and AISC are non-GAAP measures. Refer to the Non-GAAP Measures section of the MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

6

WEBCAST AND CONFERENCE CALL TO DISCUSS THE THIRD QUARTER 2018 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on November 1, 2018, at 7:00 am Pacific Time. Hosting the call will be Mr. James Bannantine, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 800 682 0995
International Toll	1 334 323 0505
Conference ID	4826327

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources Limited. The closing of this transaction will create a new emerging intermediate and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mine in Mexico, advancement of the Coricancha project, closing of the Beadell acquisition and the exploration of its other properties in Mexico and Peru. Forward looking statements also include guidance included in the "Outlook" section of this document, including guidance on production, cash costs, AISC, and anticipated capital expenditures and exploration and development expenditures. Forward looking statements also include discussions of the overall economic potential of the Company's properties, the availability of adequate financing, and those involving known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

7

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at September 30, 2018 (unaudited) and December 31, 2017

	September 30, 2018	December 31, 2017

ASSETS

Current assets:
Cash and cash equivalents	$35,343	$36,797
Short-term deposits	22,593	20,091
Trade and other receivables	8,928	14,780
Inventories	5,200	5,294
Reimbursement rights	4,113	4,446
Other current assets	731	401
	76,908	81,809

Restricted cash	1,234	1,234
Inventories - non-current	1,547	1,580
Reimbursement rights	6,507	6,588
Mineral properties, plant and equipment	13,660	14,966
Exploration and evaluation assets	15,347	15,633
Deferred tax assets	69	70
	$115,272	$121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables and accrued liabilities	$9,687	$11,313
Derivative liabilities	–	85
Reclamation and remediation provision - current	2,201	4,446
	11,888	15,844

Reclamation and remediation provision	25,263	22,965
Deferred tax liabilities	1,928	1,930
	39,079	40,739

Shareholders’ equity:
Share capital	130,872	130,201
Reserves	19,847	18,962
Deficit	(74,526)	(68,022)
	76,193	81,141

	$115,272	$121,880

8

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Revenue	$11,691	$18,260	$45,787	$46,362

Cost of sales:
Production costs	11,024	12,092	35,784	29,330
Amortization and depletion	446	1,244	2,659	2,782
Share-based compensation	164	118	365	316
	11,634	13,454	38,808	34,428

Mine operating earnings	57	4,806	6,979	13,934

General and administrative expenses:
Administrative expenses	1,152	2,289	3,883	5,262
Amortization and depletion	27	17	79	52
Share-based compensation	200	179	774	707
	1,379	2,485	4,736	6,021

Exploration, evaluation, and development expenses:
Exploration and evaluation expenses	2,993	1,878	7,760	4,520
Mine development costs	378	753	1,559	2,398
Share-based compensation	(30)	21	(35)	37
	3,341	2,652	9,284	6,955

Finance and other income:
Interest income	341	180	1,079	603
Finance costs	–	(115)	(19)	(153)
Accretion	(27)	(355)	(646)	(396)
Foreign exchange gain	750	100	599	2,560
Other income	48	240	76	259
	1,112	50	1,089	2,873

Income (loss) before income taxes	(3,551)	(281)	(5,952)	3,831
Income tax expense	91	385	552	623
Net income (loss) for the period	$(3,642)	$(666)	$(6,504)	$3,208

Earnings (loss) per share - basic and diluted	$(0.02)	$(0.00)	$(0.04)	$0.02

9

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Cash flows from operating activities:
Net income (loss) for the period	$(3,642)	$(666)	$(6,504)	$3,208
Items not involving cash:
Amortization and depletion	473	1,261	2,738	2,834
Unrealized foreign exchange loss (gain)	120	1,340	52	(152)
Income tax expense	91	385	552	623
Share-based compensation	334	318	1,104	1,060
Other non-cash items	(185)	68	(383)	(276)
Interest received	299	184	916	538
Interest paid	–	(96)	(38)	(135)
Income taxes paid	(17)	(369)	(1,382)	(1,949)
	(2,527)	2,425	(2,945)	5,751
Changes in non-cash working capital:
Trade and other receivables	1,781	(4,349)	6,225	(4,798)
Inventories	(1,073)	1,421	22	(563)
Other current assets	50	(61)	(330)	(111)
Trade payables and accrued liabilities	598	59	(770)	1,374
Net cash provided by (used in) operating activities	(1,171)	(505)	2,202	1,653

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(696)	(1,069)	(1,467)	(3,925)
Cash received upon acquisition of Coricancha	–	–	–	105
Proceeds from (investments in) short-term deposits	317	(3,111)	(2,502)	(4,973)
Other	–	184	–	186
Net cash used in investing activities	(379)	(3,996)	(3,969)	(8,607)

Cash flows from financing activities:
Proceeds from exercise of share options	4	302	346	1,160
Net cash from financing activities	4	302	346	1,160

Effect of foreign currency translation on cash and cash equivalents	37	(494)	(33)	(352)

Decrease in cash and cash equivalents	(1,509)	(4,693)	(1,454)	(6,146)
Cash and cash equivalents, beginning of period	36,852	40,189	36,797	41,642
Cash and cash equivalents, end of period	$35,343	$35,496	$35,343	$35,496

10